UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an unofficial English translation of a communication made by ILOG S.A. on October 6, 2008:

ILOG S.A.

A French Corporation (“Société Anonyme”)

Share Capital:  EUR 19 208 848

Registered Office:  9, rue de Verdun

B.P. 85, 94253 Gentilly Cedex

France

340 852 458 R.C.S. (“Registre du Commerce et des Sociétés” – Registry of Commerce and Companies) Créteil.

Convening Notice

The shareholders (“Shareholders”) of ILOG S.A. (hereafter “ILOG” or the “Company”) are informed that an Extraordinary Shareholders Meeting (the “Shareholders Meeting”) will be held on October 23, 2008 at 12:00 a.m., Paris time, at the registered office of the Company, in order to deliberate on the agenda and the draft resolutions set forth below.

In the event a quorum is not met, the Shareholders Meeting will convene again with the same agenda on October 30, 2008 at 12:00 a.m., Paris time, at the registered office of the Company.

Agenda of the Extraordinary Shareholders Meeting

1.               Communication of the Company’s Board of Directors’ report, the statutory auditors’ special report and the independent auditor’s special report;

2.               Modification of the terms and conditions of all of the warrants issued by ILOG;

3.               Miscellaneous questions; and

4.               Powers of attorney.

The Shareholders Meeting is open to all Shareholders, no matter how many shares they hold.  No one can represent a Shareholder unless such person is a Shareholder or is married to the represented Shareholder (article L. 225-106 of the Code of Commerce).

Pursuant to article R. 225-85 of the Code of Commerce, one can attend the Shareholders Meeting by an accounts registration of shares under the Shareholder’s name or the Shareholder’s agent registered on his behalf (pursuant to paragraph 7 of article L. 228-1 of the Code of Commerce), on October 20, 2008, at 12:00 a.m., Paris time, or in the nominative share registries held by the Company (or its agent), or in the bearer’s share registries held by the relevant agent.

Subscription or registration of the shares in the bearer’s share registries held by financial agents is certified by a participation certificate issued by such agents (or by email), in exhibit:

•                  of the long-distance vote form;

•                  of the proxy form;

•                  of the request of the admission card in the Shareholder’s name or on behalf of the Shareholder represented by its agent.

A participation certificate is also delivered by financial agents to the Shareholder wishing to physically attend the Shareholders Meeting and who did not receive their admission card on October 20, 2008 at 12:00 a.m., Paris time.

Any Shareholder can request from his agent a form allowing such Shareholder to vote by proxy or to be represented at the Shareholders Meeting.

Any Shareholder wishing to use the ability to vote by proxy can ask for a form, by a written request to the Company, up to 6 days prior to the date of the Shareholders Meeting.

For bearers of shares, the form will only be effective if it is accompanied by a certificate of participation issued by the authorized agent, bearer of their share registry.

The certificate and the form must be sent, by the financial agents, to:

BNP PARIBAS Securities Services
GCT Emetteurs
Assemblées
Immeuble Tolbiac
75450 Paris Cedex 09

Votes by proxy will only be taken into account for properly completed forms received by the Company or its proxy referenced above at least three calendar days prior to the Shareholders Meeting.

Shareholders can also access further information that will be posted on the Company’s website: www.ilog.fr.

Also, any Shareholder may address written questions to the President of the Company arising from this publication.  Such questions must to be sent, by registered mail, to ILOG S.A., 9 rue de Verdun, BP 85, 94253 Gentilly Cedex, no later than the fourth business day prior to the Shareholders Meeting, together with a share registry certificate.

The Board of Directors

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary have filed with the Autorité des marchés financiers (the “AMF”) (in particular the Note d’Information) and will file with the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG has filed with the AMF a Note en Réponse and will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO to be filed by IBM and the Note d’Information filed by IBM and the Schedule 14D-9 to be filed by ILOG and the Note en Réponse filed by ILOG because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors are able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or when filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.